UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 8)*

BGC Partners, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

05541T 10 1

(CUSIP number)

Stephen M. Merkel, Esq. Cantor Fitzgerald, L.P. 499 Park Avenue New York, New York 10022 (212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications)

February 17, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	13D	Page 2 of 20

1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 114,248,109 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 114,248,109 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 114,248,109 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 61.6%
14	Type of reporting person (see instructions) PN

CUSIP No. 05541T 10 1	13D	Page 3 of 20

1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 116,735,863 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 116,735,863 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 116,735,863 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 62.3%
14	Type of reporting person (see instructions) CO

CUSIP No. 05541T 10 1	13D	Page 4 of 20

1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,728,755 shares of Class A Common Stock
	8	Shared voting power 128,507,215 shares of Class A Common Stock
	9	Sole dispositive power 7,728,755 shares of Class A Common Stock
	10	Shared dispositive power 128,507,215 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 136,235,970 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 66.8%
14	Type of reporting person (see instructions) IN

CUSIP No. 05541T 10 1	13D	Page 5 of 20

This Amendment No. 8 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), and Amendment No. 7 to the Original 13D, dated April 1, 2010 (“Amendment No. 7”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 or Amendment No. 7, as the case may be.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

See Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by updating previously disclosed information with respect to the following:

Distribution Rights Shares/Distributions/Receipt/Company Repurchases/Deferrals

Between July 29, 2010, the date on which Amendment No. 7 was filed with the SEC, and the date of this filing, CFLP has distributed an aggregate of 2,720,196 shares of Class A Common Stock to retained and founding partners to satisfy certain of CFLP’s distribution rights obligations as follows:

•

on August 12, 2010, CFLP distributed 53,945 previously deferred distribution rights shares to Mr. Merkel, with the Company repurchasing such 53,945 shares from Mr. Merkel at a price of $5.29 per share on such date;

•

on September 20, 2010, CFLP distributed 12,981 distribution rights shares to a certain partner of CFLP, with the Company repurchasing such 12,981 shares from such partner at a price of $5.76 per share on such date; and

•

on September 29, 2010, October 25, 2010 and November 12, 2010, CFLP distributed 2,175,626, 4,456 and 473,188 distribution rights shares, respectively, with 2,609,366 of those shares included in a prospectus supplement to the Resale Registration Statement (defined below) filed by the Company with the SEC on November 22, 2010, as discussed below;

On October 1, 2010, the 30-month anniversary of the completion of the Merger, CFLP was obligated to distribute an aggregate of 1,121,579 distribution rights shares to retained partners, not including shares previously distributed to such partners or deferred by certain retained partners. In connection with the previous distributions of distribution rights shares and in connection with the 30-month anniversary of the completion of the Merger, CFLP offered to retained partners the opportunity to elect to defer their receipt of such 1,121,579 distribution rights shares and receive a distribution equivalent from CFLP rather than receiving an immediate distribution of such shares. Retained partners elected to defer receipt of an aggregate of 934,637 distribution right shares otherwise distributable to them on October 1, 2010. Retained partners who elected to defer their right to receive such shares are entitled

CUSIP No. 05541T 10 1	13D	Page 6 of 20

to receive their shares upon written notice to CFLP. Such shares will be delivered to such partners on such subsequent dates after receipt of such notice as shall be determined by CFLP in its administrative discretion, and CFLP shall have a right to defer such distributions for up to three months, although CFLP generally makes such distributions on a quarterly basis to such partners.

Mr. Howard Lutnick elected to defer receipt of an aggregate of 682,746 distribution rights shares otherwise distributable to him on October 1, 2010 and receive a distribution equivalent from CFLP, rather than receiving such distribution rights shares at that time. Ms. Edith Lutnick elected to defer receipt of an aggregate of 8,673 distribution rights shares otherwise distributable to her on October 1, 2010 and receive a distribution equivalent from CFLP, rather than receiving such distribution rights shares at that time. Messrs. Barnard and Merkel elected to receive 13,684 and 3,369 distribution rights shares, respectively, distributable to them on October 1, 2010. They received such shares on November 15, 2010 and included those shares in the prospectus supplement to the Resale Registration Statement filed by the Company with the SEC on November 22, 2010, as discussed below.

As of the date of this filing, the aggregate number of remaining distribution rights shares that CFLP is obligated to distribute to retained and founding partners is 19,363,672 shares (17,287,343 shares with respect to retained partners and 2,076,329 shares with respect to founding partners). On April 1, 2011, the 36-month anniversary of the completion of the Merger, CFLP is obligated to distribute to retained and founding partners an aggregate of 2,921,018 such shares 1,136,121shares with respect to retained partners and 1,784,897 shares with respect to founding partners), not including shares previously distributed to such partners or deferred by certain retained partners.

Both Mr. Howard Lutnick and Ms. Edith Lutnick plan to defer receipt of 682,746 and 8,673 distribution rights shares, respectively, otherwise distributable to them on April 1, 2011 and receive a distribution equivalent from CFLP, rather than receiving such distribution rights shares at that time. Messrs. Barnard and Merkel plan to elect to receive 13,684 and 3,369 distribution rights shares, respectively, distributable to them on April 1, 2011.

Controlled Equity Offerings/Payment of Commissions to CF&Co.

As previously reported, on June 2, 2010 the Company entered into a controlled equity offering sales agreement (the “June Sales Agreement”) with CF&Co., pursuant to which the Company could offer and sell up to 5,500,000 shares of Class A Common Stock (subject to a maximum aggregate gross sales price of $100,000,000) from time to time through CF&Co., as the Company’s sales agent. CF&Co. is a wholly owned subsidiary of CFLP and an affiliate of the Company. As of the date of this filing, all such 5,500,000 shares of Class A Common Stock have been sold under the June Sales Agreement. Under the June Sales Agreement, the Company agreed to pay to CF&Co. a commission of 2% of the gross proceeds from the sales of such shares, resulting in a total of $773,707 paid by the Company to CF&Co.

In addition, on September 3, 2010 the Company entered into a second controlled equity offering sales agreement with CF&Co. (the “September Sales Agreement”), relating to an additional 5,500,000 shares of Class A Common Stock. Pursuant to the terms of the September Sales Agreement, the Company may offer and sell up to 5,500,000 shares of Class A Common Stock (subject to the maximum aggregate gross sales price remaining under the Company’s Registration Statement on Form S-3 (File No. 333-166564)) from time to time through CF&Co., as the Company’s sales agent. Under the September Sales Agreement, the Company has agreed to pay to CF&Co. a commission of 2% of the gross proceeds from the sales of such shares. As of the date of this filing, 435,910 shares of Class A Common Stock have been sold under the September Sales Agreement, resulting in a total of $74,771 paid by the Company to CF&Co., and 5,064,090 shares of Class A Common Stock remain to be sold under such Agreement.

CUSIP No. 05541T 10 1	13D	Page 7 of 20

Amendments to the BGC Holdings Limited Partnership Agreement

On August 6, 2010, the BGC Holdings limited partnership agreement was amended to revise the definition of the “Cantor Group” to mean CFLP and its subsidiaries (other than BGC Holdings and its subsidiaries or any member of the BGC Partners Group (as defined in the BGC Holdings limited partnership agreement)), Mr. Lutnick and/or any of his immediate family members as so designated by Mr. Lutnick and any trusts or other entities controlled Mr. Lutnick. In addition, in the event that BGC Holdings redeems any of its outstanding non-exchangeable units at a price per unit based on the average daily or monthly closing price of the Class A Common Stock, the Audit Committee of the Board of Directors of the Company on August 2, 2010 authorized management to sell to the new members of the Cantor Group as well as CFLP exchangeable limited partnership units exchangeable for shares of Class A Common Stock equal in number to such redeemed units at the same price.

On December 31, 2010, the BGC Holdings limited partnership agreement was further amended to make certain changes to the definitions of “bankruptcy” and “termination” under the agreement in accordance with applicable law.

Exchange by CFLP of BGC Holdings Exchangeable Limited Partnership Units for Shares of Class A Common Stock

On August 16, 2010, CFLP exchanged 200,000 BGC Holdings exchangeable limited partnership units for 200,000 shares of Class A Common Stock and donated such shares to The Cantor Fitzgerald Relief Fund (the “Relief Fund”), as discussed below. Some of the shares donated to the Relief Fund were subsequently purchased by Mr. Lutnick and his accounts, and other such shares were included in the Resale Registration Statement, as discussed below.

Redemption of Non-Exchangeable BGC Holdings Founding Partner Units From Terminating Founding Partners/CFLP Purchase Right/Company Compensation Arrangements

As previously reported, in the event that BGC Holdings redeems any non-exchangeable founding partner units held by any founding partner upon termination or bankruptcy of the founding partner, CFLP has the right to purchase from BGC Holdings an equivalent number of BGC Holdings limited partnership units upon the same terms. Any such limited partnership units purchased by CFLP from BGC Holdings will be exchangeable by CFLP for shares of Class B Common Stock, at CFLP’s option, or if there are no additional authorized but unissued shares of Class B Common Stock, shares of Class A Common Stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments), from the Company, on the same basis as CFLP’s other exchangeable limited partnership units acquired in connection with the Merger.

On August 27, 2010 and August 31, 2010, BGC Holdings redeemed an aggregate of 214,176 and 325,400 non-exchangeable founding partner units, respectively, held by three terminating founding partners, and CFLP exercised its right to purchase from BGC Holdings an equivalent number of BGC Holdings exchangeable limited partnership units at a price of approximately $3.30 per unit. In addition, on November 17, 2010, BGC Holdings redeemed an aggregate of 1,489,338 non-exchangeable founding partner units held by 35 terminating founding partners, and CFLP exercised its right to purchase from BGC Holdings an equivalent number of exchangeable limited partnership units at a price of approximately $3.58 per unit.

As a result of these purchases, as of the date of this filing CFLP owns an aggregate of 65,862,204 BGC Holdings exchangeable limited partnership units. In addition, as of the date of this filing, as a result of the termination of an aggregate of 32 additional founding partners, BGC Holdings has the right to redeem an aggregate of 635,201 non-exchangeable founding partner units. Accordingly, upon the redemption of any of such founding partner units, CFLP will have the right to purchase from BGC Holdings an equivalent number of exchangeable limited partnership units pursuant to terms yet to be determined.

CUSIP No. 05541T 10 1	13D	Page 8 of 20

As previously reported, on November 1, 2010 the Audit and Compensation Committees of the Board of Directors of the Company authorized the Company’s management from time to time to cause it to enter into various compensatory arrangements with partners, including founding partners who hold non-exchangeable founding partner units that CFLP has not elected to make exchangeable into shares of Class A Common Stock. These arrangements, which may be entered into prior to or in connection with the termination of such partners, include but are not limited to the grant of shares or other awards under the Company’s Second Amended and Restated BGC Partners, Inc. Long Term Incentive Plan, payments of cash or other property, or partnership awards under the BGC Holdings’ Participation Plan or other partnership adjustments, which arrangements may result in the repayment by such partners of any partnership loans or other amounts payable to or guaranteed by CFLP earlier than might otherwise be the case, and for which the Company may incur compensation charges that it might not otherwise have incurred had such arrangements not been entered into.

Form S-3 Resale Registration Statement

As previously reported, on May 28, 2010 CFLP exchanged 3,500,000 BGC Holdings exchangeable limited partnership units for 3,500,000 shares of Class A Common Stock, and in connection therewith, on July 2, 2010 the Company filed a resale Registration Statement on Form S-3 (the “Resale Registration Statement”) with respect to the 3,500,000 shares of Class A Common Stock that may be sold by CFLP for the account of certain retained and founding partners and/or by such retained and founding partners, as distributees of shares of Class A Common Stock from CFLP, from time to time on a delayed or continuous basis.

On September 3, 2010, the Company filed Amendment No. 1 to the Resale Registration Statement to update the number of shares that may be sold under the Resale Registration Statement to 3,646,055, excluding 53,945 of the distribution rights shares distributed to Mr. Merkel and repurchased by the Company, as discussed above, but including 200,000 shares contributed by CFLP to the Relief Fund, as discussed below. As discussed above, CFLP had obtained such 200,000 shares of Class A Common Stock on August 16, 2010 by exchanging 200,000 BGC Holdings exchangeable limited partnership units. Mr. Fraser was listed as a selling stockholder in Amendment No. 1 to the Resale Registration Statement with respect to 623,957 distribution rights shares.

On October 1, 2010, the Company filed Amendment No. 2 to the Resale Registration Statement, updating the number of shares that may be sold under the Resale Registration Statement to 3,494,891, including 61,817 shares that could be sold by the Relief Fund after the Relief Fund sold 138,183 shares to Mr. Lutnick and his accounts, as discussed below.

The Resale Registration Statement was declared effective by the SEC on October 12, 2010. On November 22, 2010, the Company filed a prospectus supplement to the Resale Registration Statement primarily to include the names of additional selling stockholders, including Messrs. Barnard and Merkel, and revise other information, as appropriate.

In the prospectus supplement to the Resale Registration Statement filed on November 22, 2010, Messrs. Barnard, Fraser and Merkel and the Relief Fund were each listed as a selling stockholder with respect to 13,684, 623,957, 3,369 and 48,149 distributions rights shares, respectively. The 48,149 shares included in this prospectus supplement for the Relief Fund reflected the Relief Fund’s sale of an additional 13,668 shares to Mr. Lutnick and his accounts on November 3, 2010. As of the date of this filing, Messrs. Barnard, Fraser and Merkel and the Relief Fund have sold 13,684, 623,957, 0 and 0 shares of Class A Common Stock, respectively, pursuant to the Resale Registration Statement.

CUSIP No. 05541T 10 1	13D	Page 9 of 20

The primary purposes of the Resale Registration Statement are to enable retained and founding partners to resell certain distribution rights shares which they have a right to acquire from CFLP and to enable the Relief Fund to sell certain shares of Class A Common Stock donated to it by CFLP. The Company is bearing all of the expenses of the Resale Registration Statement and sale of the shares, except selling stockholders are paying their own commissions for the sale of their shares. While CFLP is nominally listed as a selling stockholder, it has not and will not sell any shares for its own account under the Resale Registration Statement.

Authorization to Engage CF&Co. and its Affiliates to Act as Financial Advisor to the Company

On August 2, 2010, the Company was authorized to engage CF&Co. and its affiliates to act as financial advisor in connection with one or more third-party business combination transactions with or involving one or more targets as requested by the Company on behalf of its affiliates from time to time on terms, conditions and fees. In addition, on September 3, 2010 the Company filed a registration statement on Form S-4 (the “Form S-4 Registration Statement”), which was declared effective by the SEC on October 12, 2010, for the offer and sale of up to 20,000,000 shares of Class A Common Stock from time to time in connection with business combination transactions, including acquisitions of other businesses, assets, properties or securities. In addition to shares of Class A Common Stock, the Company may offer other consideration in connection with such business combination transactions, including, but not limited to, cash, notes or other evidences of indebtedness, BGC Holdings units that may be exchangeable for shares of Class A Common Stock offered and sold on the Form S-4 Registration Statement, assumption of liabilities or a combination of these types of consideration. The Form S-4 Registration Statement states that the Company may pay finders’, investment banking or financial advisory fees to broker-dealers, including, but not limited to, CF&Co. and its affiliates, from time to time in connection with certain business combination transactions, and, in some cases, the Company may issue shares of Class A Common Stock offered pursuant to the Form S-4 Registration Statement in full or partial payment of such fees.

2009 Charity Day/Acceleration of Exercisability of Exchangeable Founding Partner Unit Exchange Rights/Purchase of Exchangeable Founding Partner Units by Mr. Fraser/Exchange Rights

As previously reported, on April 26, 2010 two founding partners, one of whom is a former executive officer of the Company, donated an aggregate of 607,902 shares of Class A Common Stock to the Relief Fund to cover a portion of the net proceeds raised by employees of the Company on its annual September 11, 2009 Charity Day (“2009 Charity Day”). In connection with 2009 Charity Day, on August 12, 2010 one of these founding partners donated an additional 400,000 shares of Class A Common Stock to the Relief Fund, which shares were issued to him by the Company upon exchange of exchangeable founding partner units. As a result, an aggregate of 1,007,902 shares of Class A Common Stock were donated by these two founding partners to cover approximately $6.1 million of the final net proceeds raised by the employees of the Company in connection with 2009 Charity Day.

In connection with the founding partner’s donation of the additional 400,000 shares of Class A Common Stock to the Relief Fund, CFLP accelerated the exercisability of the exchange rights of his 400,000 exchangeable founding partner units, which exchange rights would have otherwise become exercisable on the third anniversary of the Merger, and the Company, as the general partner of BGC Holdings, agreed to remove any contractual transfer restrictions on the 400,000 shares of Class A Common Stock in order to permit such founding partner to donate such shares to the Relief Fund. On August 12, 2010, the Company repurchased from the Relief Fund such 400,000 shares of Class A Common Stock at a price of $5.29 per share. In addition, on August 17, 2010, CFLP further agreed to accelerate the exchangeability of the exchange rights of an additional 200,000 exchangeable founding partner units of the partner, and CFLP and the Company agreed to the sale by such founding partner of such 200,000 exchangeable founding partner units to Mr. Fraser. Following these transactions and as of

CUSIP No. 05541T 10 1	13D	Page 10 of 20

the date of this filing, the aforementioned founding partner holds an aggregate of 200,000 exchangeable founding partner units, of which exchange rights with respect to such units are currently exercisable for shares of Class A Common Stock.

On December 17, 2010, one partner donated 150,000 shares to the Relief Fund, which shares were issued to him by the Company upon exchange of BGC Holdings limited partnership units he received as part of his compensation. Pursuant to the terms of the BGC Holdings limited partnership agreement, CFLP consented to the exchange of such units for shares of Class A Common Stock and the Company, as the general partner of BGC Holdings, agreed to remove any contractual transfer restrictions on the 150,000 shares of Class A Common Stock in order to permit such founding partner to donate such shares.

Purchases of Certain Shares of Class A Common Stock by Mr. Lutnick and His Accounts/Donation of Shares

On September 20, 2010, Mr. Lutnick purchased from the Relief Fund, in a single transaction, 50,366 shares of Class A Common Stock for various custodial (9,743 shares), retirement (16,952 shares) and trust (23,671 shares) accounts for his own benefit and for the benefit of members of his immediate family. On September 30, 2010 and November 3, 2010, Mr. Lutnick purchased from the Relief Fund 87,817 and 13,668 additional shares of Class A Common Stock, respectively, for a Keogh retirement account for his own benefit. The sources of funds for the purchases of these shares of Class A Common Stock from the Relief Fund were Mr. Lutnick’s personal funds and available cash in the accounts.

On November 23, 2010, Mr. Lutnick donated 9,607 shares of Class A Common Stock to a charitable organization.

Issuances of Shares of Class A Common Stock Upon Exchanges of BGC Holdings Exchangeable Founding Partner Units/Opening of Brokerage Accounts

Since July 29, 2010, the Company has issued an aggregate of 2,410,298 shares of Class A Common Stock to founding partners of BGC Holdings upon exchange of their exchangeable founding partner units. In order to facilitate the receipt and sale of the exchange shares by the founding partners and the distribution rights shares to be received by retained and founding partners, the Company and CFLP have made arrangements for such partners to open brokerage accounts with an investment bank. These accounts will facilitate repayment by any such partners of any partnership loans or other amounts payable to or guaranteed by CFLP from the proceeds of any sale of such shares.

Convertible Notes/Adjustments in Conversion and Exchange Prices for Shares of Class A Common Stock

As previously reported, on April 1, 2010 BGC Holdings issued an aggregate of $150,000,000 principal amount of 8.75% Convertible Senior Notes due 2015 (the “BGC Holdings Notes”) in a private placement to CFLP. On April 1, 2010, BGC Holdings lent the proceeds from the issuance of the BGC Holdings Notes to the Company in exchange for $150,000,000 principal amount of 8.75% Convertible Senior Notes due 2015 (the “BGCP Notes” and, together with the BGC Holdings Notes, the “Notes”) on substantially the same economic terms as the BGC Holdings Notes.

Holders may exchange or convert the Notes at their option at any time until the close of business on the second scheduled trading day of the Class A Common Stock immediately preceding the maturity date, April 15, 2015. Due to adjustments related to the payment of Company dividends above a certain threshold with respect to the second and third quarters of 2010, as of the date of this filing the Notes are exchangeable and convertible as follows:

•

The BGC Holdings Notes held by CFLP are (i) exchangeable for a like principal amount of BGCP Notes, or (ii) convertible into an aggregate of 21,805,897 BGC Holdings exchangeable limited partnership units at a conversion rate of 145.37 units per $1,000 of principal amount of BGC Holdings Notes, equivalent to a conversion price of $6.88 per unit. The BGC Holdings exchangeable limited partnership units are themselves exchangeable on a one-for-one basis for shares of Class A Common Stock.

CUSIP No. 05541T 10 1	13D	Page 11 of 20

•

The BGCP Notes are convertible into an aggregate of 21,805,897 shares of Class A Common Stock at a conversion rate of 145.37 shares of Class A Common Stock per $1,000 principal amount of BGCP Notes, equivalent to a conversion price of $6.88 per share.

On February 15, 2011, the Company’s Board of Directors declared a quarterly cash dividend of $0.14 per share payable on March 11, 2011 to Class A and Class B common stockholders of record as of February 25, 2011. The payment of this dividend will result in a further adjustment to the conversion and exchange rates described above.

Acceleration of Exercisability of Exchangeable Founding Partner Unit Exchange Rights Held by Mr. Lynn

On December 15, 2010, the Compensation Committee of the Board of Directors of the Company approved CFLP’s acceleration of exercisability of exchange rights with respect to 754,770 exchangeable founding partner units held by Mr. Lynn, which exchange rights would otherwise have become exercisable in one-third increments on April 1, 2014, 2015 and 2016, and authorized that all such exchangeable units may be redeemed by BGC Holdings for cash at the ten-day average closing price for a share of Class A Common Stock, less 2%. On December 31, 2010, BGC Holdings redeemed 350,000 such units for $8.54 per unit, or $2,989,000 in the aggregate, leaving 404,770 units subject to the arrangement. Not including the 404,770 units subject to the arrangement, as of the date of this filing, Mr. Lynn holds an aggregate of 1,261,128 exchangeable founding partner units, of which exchange rights with respect to 911,129 units are currently exchangeable for shares of Class A Common Stock and exchange rights with respect to 754,770 units are exchangeable in one-third increments on April 1, 2011, April 1, 2012 and April 1, 2013.

Exercises of Employee Stock Options

On February 17, 2011, Mr. Lutnick exercised an employee stock option with respect to 1,500,000 shares of Class A Common Stock at an exercise price of $5.10 per share. The exercise price was paid in cash from Mr. Lutnick’s personal funds. Mr. Lutnick does not currently intend to sell any of the 1,500,000 shares of Class A Common Stock acquired upon exercise of the option.

On January 18, 2011, Mr. Merkel exercised an employee stock option with respect to 11,000 shares of Class A Common Stock at an exercise price of $5.10 per share. After the withholding of shares to pay the option exercise price and applicable tax obligations, Mr. Merkel received 2,332 net shares of Class A Common Stock in connection with the option exercise. On January 25, 2011, Mr. Merkel sold the 2,332 shares of Class A Common Stock to the Company at a price of $8.2595 per share, which price was calculated based on the five-day average closing price for a share of Class A Common Stock beginning on January 18, 2011, less 2%. Furthermore, on February 15, 2011, Mr. Merkel exercised the employee stock option with respect to an additional 11,000 shares of Class A Common Stock at an exercise price of $5.10 per share. After the withholding of shares to pay the option exercise price and applicable tax obligations, Mr. Merkel received 2,332 net shares of Class A Common Stock in connection with the option exercise. Mr. Merkel intends to sell the 2,332 shares of Class A Common Stock to the Company at a price that will be calculated based on the five-day average closing price for a share of Class A Common Stock beginning on February 15, 2011, less 2%. In the future, Mr. Merkel may engage in additional such exercises of such options and sell to the Company the net shares of Class A Common Stock acquired by him upon such exercises, with the per share sale price calculated based on a five-day average closing price for a share of Class A Common Stock, less 2%.

CUSIP No. 05541T 10 1	13D	Page 12 of 20

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of the date of this filing (except for the number of shares of Class A Common Stock held in Mr. Lutnick’s and Mr. Merkel’s respective 401(k) accounts, which is provided as of December 31, 2010):

As described above, as of the date of this filing the aggregate number of shares of Class A Common Stock that CFLP remains obligated to distribute to certain retained and founding partners, including shares previously distributed to certain retained partners or deferred by certain retained partners, is 19,363,672, all of which can be distributed in the next 60 days. As a result, certain of these distribution rights shares are included in the number of shares beneficially owned both directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other recipients of distribution rights shares, including certain of the persons listed in Schedule A to the Original 13D, resulting in substantial duplications in the number of shares set forth below. Once CFLP distributes these 19,363,672 distribution rights shares, these shares will no longer be reflected as beneficially owned directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP; instead, beneficial ownership of the shares will be reported by CFGM and Mr. Lutnick, as a result of direct holdings by CFGM and Mr. Lutnick, and indirect holdings by Mr. Lutnick as a result of his control of CFGM, KBCR and LFA, and by the other recipients of the distribution rights shares, including certain of the persons listed in Schedule A to the Original 13D. As of the date of this filing, there were 71,872,235 shares of issued and outstanding Class A Common Stock.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 780,646 shares of Class A Common Stock owned of record by it, (ii) 25,799,362 shares of Class A Common Stock receivable upon conversion of 25,799,362 shares of Class B Common Stock owned of record by it, (iii) 65,862,204 shares of Class A Common Stock receivable upon exchange of 65,862,204 BGC Holdings exchangeable limited partnership units (or, upon conversion of 58,500,000 shares of Class B Common Stock and 7,362,204 shares of Class A Common Stock receivable upon exchange of 65,862,204 BGC Holdings exchangeable limited partnership units) and (iv) 21,805,897 shares of Class A Common Stock acquirable upon conversion/exchange of the convertible notes acquired on April 1, 2010. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM. These amounts include 19,363,672 shares of Class A Common Stock that have been deferred by retained partners, which may generally be distributed to such partners upon request, or are scheduled to be issued within 60 days of this filing.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 388,812 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock receivable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, (iii) 2,050,197 distribution rights shares of Class A Common Stock receivable pursuant to distribution rights held by CFGM, receipt of which has been deferred and (iv) 114,248,109 shares of Class A Common Stock beneficially owned by CFLP, consisting of: (a) 780,646 shares of Class A Common Stock owned of record by CFLP, (b) 25,799,362 shares of Class A Common Stock receivable upon conversion of 25,799,362 shares of Class B Common Stock owned of record by CFLP, (c) 65,862,204 shares of Class A Common Stock receivable upon exchange by CFLP of 65,862,204 BGC Holdings exchangeable limited partnership units (or, upon conversion of 58,500,000 shares of Class B Common Stock receivable and 7,362,204 shares of Class A Common Stock receivable, upon exchange of 65,862,204 BGC Holdings exchangeable limited partnership units), and (d) 21,805,897 shares of Class A Common Stock acquirable by CFLP upon conversion/exchange of the convertible notes acquired on April 1, 2010. The receipt of the first, second and third tranches of the distribution rights shares has been deferred until CFGM elects to receive them. These amounts include 19,363,672 shares of Class A Common Stock that have been deferred by retained partners, which may generally be issued to such partners upon request, or are scheduled to be distributed within 60 days of this filing.

CUSIP No. 05541T 10 1	13D	Page 13 of 20

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 2,305,766 shares of Class A Common Stock owned of record by him, (ii) 5,050,000 shares of Class A Common Stock subject to options exercisable within 60 days, (iii) 254,989 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account, and (iv) 118,000 shares of Class A Common Stock held in Mr. Lutnick’s individual retirement and Keogh accounts.

In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 209,003 shares Class A Common Stock held in various trusts and custodial accounts for the benefit of Mr. Lutnick and his family;

(b) 1,169,458 shares of Class A Common Stock owned of record by CFGM and CFLP;

(c) 25,848,107 shares of Class A Common Stock receivable upon conversion of 25,848,107 shares of Class B Common Stock owned of record by CFGM and CFLP;

(d) 65,862,204 shares of Class A Common Stock receivable upon exchange by CFLP of 65,862,204 BGC Holdings exchangeable limited partnership units (or, upon conversion of 58,500,000 shares of Class B Common Stock and 7,362,204 shares of Class A Common Stock receivable upon exchange of 65,862,204 BGC Holdings exchangeable limited partnership units) beneficially owned by CFGM and CFLP, by virtue of Mr. Lutnick being the President and sole stockholder of CFGM;

(e) 21,805,897 shares of Class A Common Stock acquirable by CFLP upon conversion/exchange of convertible notes acquired by CFLP on April 1, 2010;

(f) 7,742,325 shares of Class A Common Stock receivable pursuant to distribution rights held by Mr. Lutnick, receipt of which has been deferred, including 682,746 distribution rights shares that are scheduled to be distributed on April 1, 2011;

(g) 2,050,197 shares of Class A Common Stock receivable pursuant to distribution rights held by CFGM, receipt of which has been deferred;

(h) 1,610,182 shares of Class A Common Stock receivable pursuant to distribution rights held by a trust for the benefit of Mr. Lutnick’s family, receipt of which has been deferred;

(i) 2,048,000 shares of Class A Common Stock receivable pursuant to distribution rights held by KBCR, by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of CFLP, receipt of which has been deferred; and

(j) 161,842 shares of Class A Common receivable pursuant to distribution rights held by LFA, receipt of which has been deferred.

These amounts include 19,363,672 shares of Class A Common Stock that have been deferred by retained partners, which may generally be distributed to such partners upon request, or are scheduled to be issued within 60 days of this filing.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,048,000 shares of Class A Common Stock receivable pursuant to distribution rights held by KBCR, the receipt of which has been deferred.

CUSIP No. 05541T 10 1	13D	Page 14 of 20

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to, 878,366 distributions rights shares held by Lord Lovat. In addition, Mr. Fraser has shared voting and dispositive power with respect to (i) 27,431 shares of Class A Common Stock owned of record by trusts for the benefit of Mr. Fraser’s children, (ii) 124,992 and 345,030 shares of Class A Common Stock receivable pursuant to distribution rights held by Mr. Fraser and trusts for the benefit of Mr. Fraser’s children, respectively, the receipt of which has been deferred, and (iii) 200,000 shares of Class A Common Stock receivable upon exchange of 200,000 exchangeable founding partner units held by Mr. Fraser.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 16,485 shares of Class A Common Stock owned of record by him, (ii) 388,000 shares of Class A Common Stock subject to options exercisable within 60 days, and (iii) 7,526 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account. In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to (a) 2,250 shares of Class A Common Stock held of record by Mr. Merkel’s wife, and (b) 3,369 shares of Class A Common Stock receivable pursuant to distribution rights held by Mr. Merkel.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 128,117 shares of Class A Common Stock owned of record by her. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 43,368 shares of Class A Common Stock receivable pursuant to distribution rights held by Ms. Edith Lutnick, the receipt of which has been deferred, including 8,673 distribution rights shares that are scheduled to be distributed on April 1, 2011.

Mr. Barnard is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 16,331 shares of Class A Common Stock owned of record by him, and (ii) 4,800 shares of Class A Common Stock held in Mr. Barnard’s individual retirement account. In addition, Mr. Barnard is the beneficial owner of, and has shared voting and dispositive power with respect to, 13,684 shares of Class A Common Stock receivable pursuant to distribution rights held by Mr. Barnard.

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 437 shares of Class A common stock held in her individual retirement account. In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 175,589 shares of Class A Common Stock held by a trust for the benefit of descendants of Mr. Howard Lutnick and his immediate family, of which Ms. Allison Lutnick is one of two trustees, and (ii) 1,610,182 shares of Class A Common Stock receivable pursuant to distribution rights held by such trust, receipt of which has been deferred.

(a) Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed on Schedule A of the Original 13D:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	114,248,109
CFGM	116,735,863
Mr. Lutnick	136,235,970
KBCR	2,048,000
Mr. Fraser	1,575,820
Mr. Merkel	417,630
Ms. Edith Lutnick	171,485
Mr. Barnard	34,815
Ms. Allison Lutnick	1,786,208

CUSIP No. 05541T 10 1	13D	Page 15 of 20

Percent of Class A Common Stock:

Person	Percentage
CFLP	61.6%
CFGM	62.3%
Mr. Lutnick	66.8%
KBCR	2.8%
Mr. Fraser	2.2%
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Barnard	*
Ms. Allison Lutnick	2.4%

*	less than 1%

CUSIP No. 05541T 10 1	13D	Page 16 of 20

(b) Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed on Schedule A of the Original 13D has:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	7,728,755
KBCR	0
Mr. Fraser	878,366
Mr. Merkel	412,011
Ms. Edith Lutnick	128,117
Mr. Barnard	21,131
Ms. Allison Lutnick	437

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	114,248,109
CFGM	116,735,863
Mr. Lutnick	128,507,215
KBCR	2,048,000
Mr. Fraser	697,454
Mr. Merkel	5,619
Ms. Edith Lutnick	43,368
Mr. Barnard	13,684
Ms. Allison Lutnick	1,785,771

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	7,728,755
KBCR	0
Mr. Fraser	878,366
Mr. Merkel	412,011
Ms. Edith Lutnick	128,117
Mr. Barnard	21,131
Ms. Allison Lutnick	437

CUSIP No. 05541T 10 1	13D	Page 17 of 20

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	114,248,109
CFGM	116,735,863
Mr. Lutnick	128,507,215
KBCR	2,048,000
Mr. Fraser	697,454
Mr. Merkel	5,619
Ms. Edith Lutnick	43,368
Mr. Barnard	13,684
Ms. Allison Lutnick	1,785,771

(c) See Item 4 which is incorporated by reference herein.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by such trusts. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 29	Joint Filing Agreement, dated as of February 17, 2011, among the Reporting Persons

Exhibit 30	Amendment of Limited Partnership of BGC Partners, L.P., Amended and Restated as of September 1, 2008 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 11, 2008)

Exhibit 31	First Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of March 1, 2009 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2009)

Exhibit 32	Second Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of August 3, 2009 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2010)

CUSIP No. 05541T 10 1	13D	Page 18 of 20

Exhibit 33	Third Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of March 12, 2010 (incorporated by reference to Exhibit 10.40 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2010)

Exhibit 34	Fourth Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of August 6, 2010 (incorporated by reference from Exhibit 10.44 of the Company’s Quarterly Report on Form 10-Q filed on August 9, 2010)

Exhibit 35	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated June 2, 2010 (incorporated by reference from Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on June 2, 2010)

Exhibit 36	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated September 3, 2010 (incorporated by reference from Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on September 3, 2010)

[The remainder of this page intentionally left blank.]

CUSIP No. 05541T 10 1	13D	Page 19 of 20

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2011

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman, President and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated February 17, 2011]

CUSIP No. 05541T 10 1	13D	Page 20 of 20

EXHIBIT INDEX

Exhibit 29	Joint Filing Agreement, dated as of February 17, 2011, among the Reporting Persons

Exhibit 30	Amendment of Limited Partnership of BGC Partners, L.P., Amended and Restated as of September 1, 2008 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 11, 2008)

Exhibit 31	First Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of March 1, 2009 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2009)

Exhibit 32	Second Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of August 3, 2009 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2010)

Exhibit 33	Third Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of March 12, 2010 (incorporated by reference to Exhibit 10.40 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2010)

Exhibit 34	Fourth Amendment to Agreement of Limited Partnership, as amended and restated, of BGC Holdings, L.P. dated as of August 6, 2010 (incorporated by reference from Exhibit 10.44 of the Company’s Quarterly Report on Form 10-Q filed on August 9, 2010)

Exhibit 35	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated June 2, 2010 (incorporated by reference from Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on June 2, 2010)

Exhibit 36	Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated September 3, 2010 (incorporated by reference from Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on September 3, 2010)

[The remainder of this page intentionally left blank.]

Exhibit 29

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 17th day of February, 2011, among Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 8 to Schedule 13D with respect to the Class A Common Stock, par value $0.01 per share, of BGC Partners, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman, President and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick